SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AEGEAN MARINE PETROLEUM NETWORK INC.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	N/A
(State of incorporation or organization)	(IRS Employer Identification No.)

42 Hatzikyriakou Avenue Piraeus, Athens J3 185 38 Greece
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c) please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1.      Description of Registrants Securities to be Registered

The Board of Directors (the "Board") of Aegean Marine Petroleum Network Inc., a Marshall Islands corporation (the "Company"), authorized and declared a dividend distribution of one right (a "Right") for each outstanding share of the common stock of the Company, par value $0.01 per share (the "Common Stock"), to stockholders of record at the close of business on August 14, 2009 (the "Record Date").  Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Participating Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a purchase price of $100.00 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a stockholders rights agreement, dated August 14, 2009, between the Company and Computershare Trust Company, N.A., as Rights Agent (the "Agreement").

The Agreement is filed as Exhibit 4.1 to this Form 8-A and is incorporated herein by reference. The following summary of the Rights is qualified in its entirety by reference to such exhibit.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate rights certificates ("Rights Certificates") will be distributed. Subject to certain exceptions specified in the Agreement, the Rights will separate from the Common Stock and a distribution date (a "Distribution Date") will occur upon the earlier of (i) 10 calendar days (or such later date as the Board shall determine) after a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder (or any comparable or successor law or regulation), fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board shall determine) after a person or group announces a tender or exchange offer, the consummation of which would result in such person or group becoming an Acquiring Person. Under certain circumstances, described in detail in the Agreement, a person or group of affiliated or associated persons, who beneficially own fifteen percent (15%) or more of the outstanding Common Stock, may not be deemed an Acquiring Person.

Until the Distribution Date: (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with, and only with, such Common Stock certificates; (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Agreement by reference; and (iii) the surrender or transfer of any certificates of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. The Rights are not exercisable prior to the Distribution Date and will expire on August 14, 2019 (the "Final Expiration Date"), unless such date is amended by the Board or the Rights are redeemed or exchanged by the Company.

In the event that a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or were (under certain circumstances specified in the Agreement), beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this and the preceding paragraph are referred to as "Triggering Events."

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right.

At any time until ten business days following the Stock Acquisition Date, the Final Expiration Date or such earlier or later date as may be determined by the Board in an amendment to the Agreement, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights.

Item 2. Exhibits

Exhibit Description

3.1	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock
4.1
Stockholders Rights Agreement, dated August 14, 2009, between Aegean Marine Petroleum Network, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: August 14, 2009	AEGEAN MARINE PETROLEUM NETWORK, INC.
	By:	/s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios
Title: President